

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

January 16, 2009

Mr. Andrew S. Clark
Chief Executive Officer
Bridgepoint Education, Inc.
13500 Evening Creek Drive North
Suite 600
San Diego, California 92128

> **Re: Bridgepoint Education, Inc.**
> **Registration Statement on Form S-1**
> **Filed on December 22, 2008**
> **File No. 333-156408**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. In addition, file all required exhibits, such as the lease agreements described in Note 8 to your financial statements and any agreements with Blackboard, Inc. relating to your technology infrastructure.

3. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4. We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

5. We note your disclosure on page 4 and on page 63 that you have "over 100 years of aggregate history between Ashford University and the University of the Rockies." Please revise to clarify that you acquired the assets to two institutions in 2005 and 2007, each of which had been in operation for a number of years prior to your acquisition.

Summary Consolidated Financial and Other Data, page 7

Note (6), page 10

6. We refer to your presentation and reconciliation of EBITDA. You state that you believe EBITDA is useful to investors in evaluating [y]our performance and liquidity. Revise to disclose why you consider this measure to be both an indicator of operating performance and liquidity.

7. We further note that you have included a reconciliation of EBITDA that begins with a performance measure, net income. Please note that if management uses a non-GAAP financial measure to evaluate liquidity then the measure should also be reconciled to the most closely comparable GAAP measure of liquidity, which is 'cash flows from operating activities'. In addition you should disclose the

substantive reasons why management believes the presentation of EBITDA provides useful information to investors regarding the company's liquidity.

Risk Factors, page 11

The failure of our schools to demonstrate financial responsibility may result in a loss of eligibility to participate in Title IV programs…, page 14

8.   Please disclose the specific measures of financial responsibility prescribed by the Department of Education and how you did not meet the composite score standard for the year ended December 31, 2007. Please describe whether this determination is a routine matter for the Department of Education or describe the specific circumstances that gave rise to the determination. You should provide us with information about the average composite score and your score at the time the standard was not met. Tell us whether you have been evaluated for demonstration of financial responsibility by the Department of Education in the past and if so, whether or not you have met the composite score standard.

9.   Describe here any subsequent remedial measures you have taken in order to meet the composite score standard. We note from your disclosure on page 56 that you expect the universities to satisfy the composite score standard for the fiscal year ended 2008.

10.   Please disclose under what circumstances, involving the failure to demonstrate financial responsibility, your institutions could be transferred from the heightened cash monitoring level one method of payment of Title IV program funds to the heightened cash monitoring level two method of payment or to the reimbursement method of payment. Please describe these two methods of payment and disclose the effect either would have on your operations, including liquidity.

We are subject to sanctions if we fail to correctly calculate and return Title IV program funds in a timely manner for students who withdraw before completing their educational program, page 16

11.   We note that for the year ended December 31, 2007, Ashford University exceeded the 5% threshold for late refunds. Please tell us how this issue affects your revenue recognition and accounting for related receivables.

We may lose our eligibility to participate in Title IV programs if the percentage of our revenue…, page 16

12.   Revise this risk factor to include the discussion on page 84 of your prospectus that recent changes in federal law could make it more difficult for you to satisfy the 90/10 rule.

As a public company, we will become subject to additional financial…, page 29

13.   Please revise this disclosure to clarify the standards that your internal control over
        financial reporting does not currently meet as Section 404 of the Sarbanes-Oxley
        Act does not impose standards with respect to internal control over financial
        reporting.

Our principal stockholder will continue to own over 50% of our voting stock…, page 31

14.   Revise and expand this risk factor to disclose the current relationships between
        Warburg Pincus and your board of directors and management and the number of
        individuals affiliated with Warburg Pincus who will serve on the board at the time
        of the offering.

Capitalization, page 35

15.   Revise the pro forma information to include the dividend payable to current
        stockholders prior to the completion of this offering as a reduction of
        stockholders' deficit.

Management's Discussion and Analysis of Financial Condition…, page 43

Material Weaknesses, page 47

16.   We note your disclosure regarding your remediation plan to address material
        weaknesses to your internal control over financial reporting. Revise this
        disclosure to indicate the extent to which your remediation plan will be complete
        prior to the offering. In addition, please expand your disclosure to provide more
        information about the steps you have taken to date to mitigate these issues.

Critical Accounting Policies and Estimates, page 47

17.   We note your discussion of critical accounting policies and estimates. We do not
        believe that your disclosures provide investors with an understanding of those
        estimates and assumptions that are both important to the portrayal of your
        financial condition and results of operations and require your most difficult,
        subjective or complex judgments.

        Carefully analyze those estimates and assumptions most important to you and
        revise to clearly indicate why you believe the accounting policies that you have

identified in this section are most critical to your company. These disclosures should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.

For example, your revenue recognition and allowance for doubtful account policies appear similar to the accounting policies provided in the footnotes to your financial statements. If you have determined that the estimates and assumptions used to account for revenue and allowances for uncollectible accounts are critical, you should specifically discuss the nature of the estimates and assumptions that are material due to the necessary levels of subjectivity and judgment. Further, you should discuss why the impact of these estimates and assumptions are material to your financial condition or operating performance.

For additional guidance, please refer the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

18.   Further, critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to: 1) analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance; and 2) provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. If you have determined certain of your accounting estimates and policies to be critical, we believe that enhanced qualitative disclosure and sensitivity analysis would provide your investors with material information regarding your results of operations and statement of position.

Results of Operations, page 51

19.   We encourage you to consider providing an overview in the beginning of this section to provide your readers with an assessment of your results of operations for the periods presented and whether you expect the trends presented in your reported results to continue, and how any related uncertainties, including those associated with the current economy, are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations. It is important for investors to understand your historical financial information as a private company and whether, and the extent to which, management expects the trends and results of operations to continue or change as a public company.

For the Nine Months Ended September 30, 2008 versus 2007, page 51

20.   We note the significant increase in revenue from the prior period, and that you attribute the majority of this growth to increased enrollment. However, it is unclear why enrollment increased. In this regard, revise to provide more insight into the underlying business drivers or conditions that contributed to the increase and discuss whether you expect these trends to continue. Please also discuss other business or economic developments that may impact your business and operations. Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on future performance. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

21.   We refer to your discussion of instructional costs and services. You state that these costs decreased as a percentage of revenue, primarily due to operating leverage associated with instructional compensation costs. Please revise to clarify how this operating leverage was achieved and describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on these costs in future, and if you believe that these trends are indicative of future performance.

22.   We refer to your discussion of marketing and promotional expenses. We note that these expenses have also decreased as a percentage of revenue, but have increased significantly from the prior period. Please revise to disclose whether or not you expect costs to increase at the same pace and how they relate to the increase in revenue. As mentioned in the previous comments, please describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on future performance.

Liquidity and Capital Resources, page 55

23.   We note your statement that, based upon current level of operations and anticipated growth, you believe that your cash flow from operations and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months. As presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management. Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and

Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

24.   In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows.

Business, page 60

Our Competitive Strengths, page 63

25.   Please provide support for your disclosure that you are one of six postsecondary education institutions in the United States, and the only for-profit provider, that accepts up to 99 transfer credits for a bachelor degree program.

Student Support Services, page 70

26.   Please clarify your disclosure with respect to "level one support" that you provide your students.

Regulation, page 78

27.   We note your disclosure regarding an OIG audit of Ashford University on page 82 as well as in your risk factor on page 14. Please describe whether this audit is a routine matter for the Department of Education or describe the specific circumstances that gave rise to the audit.

28.   Please confirm that in future amendments to your registration statement, when you provide financial statements for fiscal year 2008, you will also update the disclosure on page 83 and throughout your prospectus to indicate whether Ashford University and the University of the Rockies satisfies the composite score Title IV requirement.

29.   We note your disclosure regarding incentive compensation limitations due to Department of Education regulations on page 85. Please confirm that these limitations do not affect your executive compensation program or, alternatively, update your Compensation Discussion and Analysis to discuss these limitations.

30.   Please revise the disclosure on page 88, as well as the risk factor on page 18, to reflect whether you will seek confirmation from the Higher Learning Commission and applicable state agencies that your offering will not constitute a change in control prior to the commencement of your offering

Compensation Discussion and Analysis, page 98

> 31. Please update this section, as well as the Compensation of Directors disclosure on page 96, to include information for your last completed fiscal year, i.e. 2008. See Item 402 of Regulation S-K.

Underwriting, page 135

> 32. We note that the underwriters have reserved shares for sale directly to members of the board of trustees of Ashford University and the University of the Rockies. In a supplemental response, please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Please provide us with any written materials given to potential purchasers of the reserved shares. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Undertakings, Page II-5

> 33. If you anticipate requesting acceleration of the effective date of your registration statement, include the undertakings found at Item 512(h) of Regulation S-K.

Financial Statements

Balance Sheet

> 34. We refer to the balance of $1,853 of prepaid expenses and other current assets as of September 30, 2008. Revise to disclose the nature of these assets.

> 35. We refer to the pro forma column presented as of September 30, 2008. Revise to reflect the dividends to be paid to convertible preferred shareholders upon completion of the offering, without reflecting the receipt of offering proceeds.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue and Deferred Revenue, page F-9

36.   It appears that you establish an account receivable and corresponding deferred revenue liability for the full amount of the course when a student first attends class. If so, tell us why you believe it is appropriate to recognize a receivable prior to earning the tuition revenue and the deferred revenue prior to receiving the cash. Tell us how your policy of recording receivables complies with the definition of an asset in the statement of Financial Accounting Concepts 6.

37.   We refer to the last sentence in this section. You state that textbook-related income, as well as other applicable fees and income, are recognized when services are delivered or when a product is sold. Please revise to describe what constitutes "other applicable fees and income," and why they are recognized at the time of delivery.

38.   We note that paid but unearned tuition is refunded to a student that withdraws prior to the end of the program. Revise to describe your refund policy in more detail and how it impacts the recognition of revenue and related receivables.

Note 4. Business Combinations, page F-19

39.   We note that you have concluded that the acquired intangible assets: accreditation and Title IV program participation rights have indefinite lives. Revise to disclose the factors you considered in concluding that these assets have indefinite useful lives in accordance with paragraph 11 of SFAS No. 142 and describe the methodology and significant assumptions you use in determining the fair value of these assets when performing the annual impairment test.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief

cc: John J. Hentrich, Esq. & Robert L. Wernli, Esq.,
        Sheppard, Mullin, Richter & Hampton LLP
        Via Facsimile: (858) 509-3691